Filed by Ares Acquisition Corporation and X-Energy Reactor Company, LLC

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

NEWS RELEASE

X-energy Canada and Invest Alberta Collaborate to Develop Economic Opportunities in Support of Potential Xe-100 SMR Projects

The Memorandum of Understanding will advance X-energy’s growing relationships in Alberta, helping the province seize the potential economic benefits offered by Xe-100 small modular reactors.

EDMONTON, Alberta, CANADA & ROCKVILLE, Maryland, USA—January 30, 2023 – X-Energy Canada, Inc. (“X-energy Canada”), a subsidiary of X-Energy Reactor Company, LLC (“X-energy” or the “Company”), a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation, and Invest Alberta Corporation (“IAC”) have signed a memorandum of understanding (“MOU”) to develop economic opportunities supporting the potential deployment of the Xe-100 small modular reactor (“SMR”) within the province.

Joint efforts will include the identification of supply chain opportunities, engagement with local and provincial governments, and strengthening of relationships with Indigenous communities interested in equity participation in Xe-100 projects. Under the MOU, IAC will also support X-energy’s efforts to establish a divisional office to help advance these local efforts.

The Xe-100 is a high temperature gas-cooled reactor developed on decades of research, development, and operating experience. Facilities utilizing these SMRs will be scalable to meet demand, with one unit generating up to 80 megawatts of electricity from 200 megawatts of thermal power, and are designed for high reliability and 95% availability. This clean energy solution can directly support heavy industry, including oil sands operations, and petrochemical and other industrial processes, through a combination of high-temperature, 565 degrees Celsius, steam and electric power production.

X-energy estimates that the delivery of a four-unit plant in Alberta would create up to 3,800 full-time jobs in Canada, most of which would be located in Alberta. Direct and indirect jobs in Alberta would include local contractors, service providers, supply chain and trades.

“Alberta’s energy industry is vital to recovering and sustaining a thriving Canadian economy,” said Katherine Moshonas Cole, President at X-energy Canada. “X-energy is ready to support Alberta’s critical energy, chemical and mining industries to affordably achieve the carbon emissions reductions needed, both on and off the grid. A successful early deployment of our Xe-100 SMR technology in Alberta will better position the province to seize the economic opportunities that our technology brings; opportunities that will deliver sustainable economic benefits and will contribute to the diversification and health of Alberta’s economy.”

The Government of Alberta is one of four provincial participants of the Strategic Plan for the Deployment of SMRs, which maps out the path forward to capitalize on the benefits of adopting advanced reactors, including the Xe-100.

Established as a crown corporation of the Government of Alberta, IAC promotes Alberta as an investment destination of choice to investors internationally, and attracts high-value and high-impact investments to Alberta, Canada. With team members strategically positioned in key markets around the world, the organization works to break down barriers so innovative businesses, like X-energy, can start up, scale up, and succeed without limits.

“X-energy Canada’s interest in expanding its presence in Alberta represents progress toward the transition to a diversified lower carbon economy,” said Rick Christiaanse, CEO of IAC. “With this MOU in place, Invest Alberta is proud to play a role in advancing the economic benefits, job opportunities, and clean energy opportunities that are key to securing the province’s future.”

According to a poll conducted by the Angus Reid Institute, nearly three-in-five Canadians support expanding nuclear power generation, with 70% of Albertans responding that they would be comfortable with a nuclear power plant operating in their province.

The MOU is non-binding and non-exclusive.

As previously announced on December 6, 2022, X-energy has entered into a definitive business combination agreement with Ares Acquisition Corporation (NYSE: AAC), a publicly-traded special purpose acquisition company. Upon the closing of the transaction, which is expected to be completed in the second quarter of 2023, the combined company will be named X-Energy, Inc. and its common equity securities and warrants are expected to be listed on the New York Stock Exchange.

Completion of the transaction is subject to approval by AAC’s shareholders, the Registration Statement (as defined below) being declared effective by the SEC, and other customary closing conditions.

Quotes

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“Alberta continues to attract interest and investment from diverse companies across Canada and the world. This MOU illustrates confidence in what Alberta has to offer—low corporate taxes, support for free enterprise, red tape reduction, and well educated and highly skilled workers—and will result in sustainable economic benefits and new jobs, while helping further diversify and strengthen the province’s economy.” – The Honourable Rajan Sawhney, Minister of Trade, Immigration and Multiculturalism

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“We welcome all market-driven generation solutions that can help grow Alberta’s energy sector and create new jobs. SMRs have great potential to supply non-emitting energy in a number of different applications – including the oil sands. With Alberta’s long history of responsible energy development, we are optimistic about the opportunities ahead and will continue working with industry to explore and enable SMR development in this province.” – The Honourable Pete Guthrie, Minister of Energy

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“A focus on securing investments from innovative world leading companies is part of the Renewed Alberta Advantage. Companies like X-energy Canada are on the leading edge of technological change in our province and the eventual deployment of innovation like that of X-energy’s SMR technology will help further diversify Alberta’s economy. With Alberta’s skilled workforce and our business friendly tax and regulatory environment, Alberta is the place that world leading companies want to do business.” – The Honourable Brian Jean, Minister of Jobs, Economy and Northern Development

Quick Facts

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X-energy Canada is a committed participant in Canada’s SMR Action Plan, a strategy resulting from a pan-Canadian effort to collaborate in the deployment of SMRs by bringing together participants from across Canada, including government, Indigenous Peoples and communities, industry, and civil society.

•	In December 2022, X-energy Canada and the Building Trades of Alberta signed an MOU to help prepare the province’s future SMR workforce.

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Last year, X-energy Canada and Ontario Power Generation (OPG) announced a collaboration to pursue clean energy opportunities that is expected to reduce heavy industry carbon emissions. Under the agreement, the two companies intend to pursue opportunities to deploy Xe-100 advanced reactors in Ontario at industrial sites and identify further opportunities throughout Canada.

About X Energy Reactor Company, LLC.

X Energy Reactor Company, LLC is a leading developer of small modular nuclear reactor and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient advanced small modular nuclear reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular and intrinsically safe SMR design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared conventional nuclear and broader use cases when compared with other SMRs. For more information, visit x-energy.com or connect with us on Twitter or LinkedIn.

About Invest Alberta

Invest Alberta is engaging the world and providing high-end tailored support to companies, investors, and major new projects. With team members strategically positioned in key markets around the world, Invest Alberta works to break down barriers so businesses can start up, scale up, and succeed without limits. Since 2020, we have helped investors commit billions of dollars and thousands of jobs in diverse sectors into Alberta. For more information please visit: www.investalberta.ca.

About Ares Acquisition Corporation

AAC is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

In connection with the business combination (the “Business Combination”) with X-energy, AAC filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) on January 25, 2023, which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the proposed business combination; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (16) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (17) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the Registration Statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Contacts

Invest Alberta

communications@investalberta.ca

403 861-9968

X-energy – Canada

Media:

Monifa Miller

Director, Communications and Stakeholder Relations

canada@x-energy.com

X-energy – Global

Media:

XenergyPR@icrinc.com

Investors:

XenergyIR@icrinc.com

Ares Acquisition Corporation

Investors:

Carl Drake and Greg Mason

+1-888-818-5298

IR@AresAcquisitionCorporation.com

Media:

Jacob Silber

+1-212-301-0376

or

Brittany Cash

+1-212-301-0347

media@aresmgmt.com